Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-178493) of Memorial Production Partners LP of our report dated November 19, 2012 with respect to the consolidated and predecessor combined balance sheets of Memorial Production Partners LP as of December 31, 2011 and 2010, and the related consolidated and predecessor combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the Current Report on Form 8-K of Memorial Production Partners LP to be filed on November 20, 2012.

As discussed in Note 1 to the consolidated and predecessor combined financial statements, the balance sheets, and the related statements of operations, equity, and cash flows have been prepared on a combined basis of accounting.

/s/ KPMG LLP

Dallas, Texas

November 19, 2012